August 17, 2010

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nomura Holdings, Inc. Form 20-F for the fiscal year ended March 31, 2010 Filed June 29, 2010 File No. 001-15270

Dear Mr. Gordon:

We refer to your comment letter dated July 29, 2010 with respect to the annual report on Form 20-F of Nomura Holdings, Inc. (“Nomura”) for the year ended March 31, 2010 filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2010. Among the five comments that were set forth in the letter, we have addressed earlier comment 5 by submitting our explanation and proposed disclosure on August 6, 2010. Set forth below are our responses to the remaining comments 1 through 4 of the Staff of SEC. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Form 20-F for the Fiscal Year Ended March 31, 2010

Item5. Operating and Financial Review and Prospects, page 28

B. Liquidity and Capital Resources, page 51

1.	We note the disclosure of your liquidity portfolio. You disclose that your liquidity portfolio is comprised of each highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. Please show us the disclosure you will include in future filing that will additionally disclose any expected surplus or deficiency generated in your liquidity portfolio after meeting all funding and regulatory requirements in a stressed environment:

Response:

As of March 31, 2010, we maintained a liquidity portfolio which generated a liquidity surplus taking into account a stress scenario as defined in our liquidity risk policy. Our liquidity risk policy factors in immediate cash requirements arising from (i) Upcoming maturities of unsecured debt (maturities less than 1 year); (ii) Potential buybacks of our outstanding debt; (iii) Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates; (iv) Fluctuation of funding needs under normal business circumstances; and (v) Cash and collateral outflows in a stress event, as also outlined at the bottom of page 54 of our annual report on Form 20-F for the year ended March 31, 2010, originally filed on June 29, 2010.

In addition to the liquidity portfolio, we had ¥1,249.9 billion of other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding.

In order to provide more useful information to users of our annual report, we will include in our future filings the following wording:

•

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios assumes no liquidation of assets, no ability to issue additional unsecured funding, a widening of haircuts on outstanding repo funding, collateralization of clearing banks and depositories, drawdowns on loan commitments and loss of liquidity from market losses on inventory.

•	As of March 31, 20XX, our liquidity portfolio generated a liquidity surplus taking into account a stress scenario as defined in our liquidity risk policy.

•

We recognize that the liquidity standards for financial institutions continue to be the subject of further discussion among the relevant supervisory bodies including the Basel Committee. The existing model and simulations upon which we currently rely may need to be reviewed depending on any new development in this area.

PROPOSED WORDING FOR FUTURE FILING:

4. Maintain Liquidity Portfolios. To ensure a readily available source of liquidity, we have structured our liquidity portfolio under the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities may not freely move among us.

We maintain a liquidity portfolio at Nomura Holdings, Inc. and group companies in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from

(i)	Upcoming maturities of unsecured debt (maturities less than 1 year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Fluctuation of funding needs under normal business circumstances

(v)	Cash and collateral outflows in a stress event.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios assumes no liquidation of assets, no ability to issue additional unsecured funding, a widening of haircuts on outstanding repo funding, collateralization of clearing banks and depositories, drawdowns on loan commitments and loss of liquidity from market losses on inventory.

As of March 31, 2010, our liquidity portfolio was ¥5,149.9 billion which generated a liquidity surplus taking into account a stress scenario as defined in our liquidity risk policy. We recognize that the liquidity standards for financial institutions continue to be the subject of further discussion among the relevant supervisory bodies including the Basel Committee. The existing model and simulations upon which we currently rely may need to be reviewed depending on any new development in this area. Our liquidity portfolio is composed of following highly liquid products.

	March 31
	2009	2010
	(in billions)
Liquidity Portfolios	¥2,400.5	¥5,149.9
Cash, Cash Equivalent and Time Deposits	1,150.7	1,217.5
Overnight Call Loans	45.9	23.6
Government Securities	1,203.9	3,908.8

In addition to the liquidity portfolio, we have ¥1,249.9 billion of other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of March 31, 2010 was ¥6,399.8 billion—this represented 297.2% of our total unsecured debt maturing within one year.

	March 31
	2009	2010
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥907.9	¥1,249.9
Liquidity Portfolios	2,400.5	5,149.9
Total	¥3,308.4	¥6,399.8

2.	We note your disclosure of Leverage ratio, Adjusted leverage ratio, Tier 1 capital ratio Consolidated capital adequacy ratio. Please provide us with an expanded discussion of the uses of these ratios beyond assessing compliance with federal banking regulator’s minimum guidelines. In your discussion, tell us the reasons for any significant changes in these ratios from period to period and the impact that these changes have had or are expected to have on the company’s operations. Please show us your disclosure for future filing that includes this discussion:

Response:

Our response below has been divided into two parts to be consistent with certain section headings we included in our most recent Form 20-F. Our proposed disclosures for future filings will follow the responses below. The level of detail we will disclose to explain changes between periods will depend on the extent to which changes are significant.

Balance Sheet and Financial Leverage (page 56)

As leverage ratios are commonly used by other financial institutions similar to Nomura, we voluntarily provide Leverage ratio and Adjusted leverage ratio information in our Form 20-F primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. There are currently no regulatory or statutory reporting requirements which require us to disclose leverage ratios.

The ratios are calculated as follows:

(i)	Our leverage ratio equals total assets divided by the shareholders’ equity.

(ii)	Our adjusted leverage ratio equals adjusted assets divided by shareholders equity. Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.

These ratios also provide funding data to the users of our annual report.

In our most recent Form 20-F filing, we reported a Leverage ratio of 16.1 times and 15.2 times as of March 31, 2009 and 2010, respectively. Even though the decline was relatively small, both total assets and shareholders’ equity increased significantly during the period. Shareholders’ equity increased by 38% because of the new issuance of common shares in October 2009, net income generated for the period and the impact of conversion of certain convertible bonds during the period while total assets increased by 30%.

We reported an Adjusted leverage ratio of 10.7 times and 9.3 times as of March 31, 2009 and 2010, respectively. Adjusted assets and shareholders’ equity increased significantly for the same reasons as described above, which also resulted in a relatively small decline in the overall Adjusted leverage ratio during the period.

We continually monitor our leverage ratios versus other financial institutions and see the current leverages ratios to be at competitive and favorable levels.

Consolidated Regulatory Requirements (page 58)

We provide a Tier 1 capital ratio and consolidated capital adequacy ratio (“Capital ratios”) to demonstrate that we are in compliance with Japanese Financial Service Agency (“FSA”) regulatory requirements but also for benchmarking purposes so that users of our annual report can compare our capital position against other financial groups under the same Basel II framework. The FSA requires financial conglomerates to maintain their consolidated capital adequacy ratio at 8% or above. Subject to future developments in regulatory capital regulations and standards, we aim at maintaining our Tier 1 capital ratio at around 10%. Management receives and reviews these Capital ratios on a regular basis.

The following table presents our consolidated Capital ratios as of March 31, 2009 and March 31, 2010:

	March 31
	2009	2010
	(in billions, except ratios)
Qualifying Capital
Tier 1 capital	¥1,405.1	¥2,000.0
Tier 2 capital	612.7	560.0
Tier 3 capital	297.5	306.1
Deductions	58.4	60.2
Total qualifying capital	2,257.0	2,805.9
Risk-Weighted Assets
Credit risk-weighted assets	5,422.1	4,657.9
Market risk equivalent assets	5,207.0	5,461.2
Operational risk equivalent assets	1,306.8	1,406.7
Total risk-weighted assets	11,935.9	11,525.7
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	18.9%	24.3%
Tier 1 capital ratio	11.7%	17.3%

Total qualifying capital is comprised of Tier 1, Tier 2 and Tier 3 capital. Our Tier 1 capital consists the shareholders’ equity and noncontrolling interests less goodwill, certain intangible fixed assets, and net deferred tax assets in excess of 20% of Tier 1 before deferred tax asset adjustment.

Tier 2 and Tier 3 capital consists of subordinated debt classified into Tier 2 and Tier 3 by original maturity period and other conditions set out by the Bank Holding Companies Notice established by the FSA.

Market risk is calculated using Nomura’s Value-at-Risk model as permitted under the Financial Instruments Business Operators Guidelines established by the FSA, which states that the approved internal risk model applied to Nomura Securities Co., Ltd. on standalone basis may also be applied to Nomura Holdings, Inc. on a consolidated basis. Credit risk-weighted assets are calculated using the Standardized Approach which applies a fixed percentage to the fair value of the assets. Operational risk is calculated under the Basic Indicator Approach, where the average net revenues over the previous three years are multiplied by a fixed percentage.

These Capital ratios increased as Tier 1 capital increased and credit risk-weighted assets decreased. Tier 1 capital increased because of the new issuance of common shares in October 2009, net income generated for the period and the impact of conversion of certain convertible bonds during the period. Credit-risk weighted assets decreased as certain swap transactions were partially unwound through a multilateral termination resulting in a reduction of notional amount and fair value.

If these ratios fall to minimum level required by the FSA, our business activities may be impacted. However, our Capital ratios are currently at well capitalized levels. We have met all capital adequacy requirements to which we are subject and have consistently operated in excess of the FSA’s capital adequacy requirements. Subject to future developments in regulatory capital regulations and standards, there has been no significant change in our capital ratios which the management believes would have material impact on our operations.

In the future filings, should there be any significant changes in the abovementioned ratios from prior period, we will disclose further detail on the changes in order to provide more useful information to users of our annual report.

PROPOSED WORDING FOR FUTURE FILING:

Balance Sheet and Financial Leverage

Total assets as of March 31, 2010, were ¥32,230.4 billion, an increase of ¥7,392.6 billion compared to ¥24,837.8 billion as of March 31, 2009, reflecting increases in collateralized agreements, trading assets and private equity investments. Total liabilities as of March 31, 2010, were ¥30,097.4 billion, an increase of ¥6,811.1 billion compared to ¥23,286.3 billion as of March 31, 2009, reflecting increases in securities sold under agreements to repurchase and trading liabilities. The shareholders’ equity as of March 31, 2010, was ¥2,126.9 billion, an increase of ¥587.5 billion compared to ¥1,539.4 billion as of March 31, 2009, due to an increase from a stock issuance.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The Executive Management Board is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

The shareholders’ equity was ¥2,126.9 billion as of March 31, 2010, an increase of ¥587.5 billion compared with ¥1,539.4 billion as of March 31, 2009.

As leverage ratios are commonly used by other financial institutions similar to Nomura, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. There are currently no regulatory or statutory reporting requirements which require us to disclose leverage ratios.

The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31
	2009	2010
	(in billions, except ratios)

Shareholders’ equity	¥1,539.4	2,126.9
Total assets(1)	24,837.8	32,230.4
Adjusted assets(2)	16,425.2	19,763.2
Leverage ratio(3)	16.1x	15.2x
Adjusted leverage ratio(4)	10.7x	9.3x

(1)	Total assets reconciles to the total assets amount disclosed on the face of our consolidated balance sheets and therefore excludes the fair value of securities transferred to counterparties under repo-to-maturity, Gensaki and certain Japanese securities lending transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on our reported Leverage and Adjusted leverage ratios as of March 2009 and 2010.
(2)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(3)	Leverage ratio equals total assets divided by the shareholders’ equity.
(4)	Adjusted leverage ratio equals adjusted assets divided by the shareholders’ equity.

Our Leverage ratio fell from 16.1 times as of March 31, 2009 to 15.2 times as of March 31, 2010. Even though the decline was relatively small, both total assets and shareholders’ equity increased significantly. Shareholders’ equity increased by 38% because of the new issuance of common shares in October 2009, net income generated for the period and the impact of conversion of certain convertible bonds during the period while total assets increased by 30%.

Our Adjusted leverage ratio fell from 10.7 times as of March 31, 2009 to 9.3 times as of March 31, 2010. Adjusted assets and shareholders’ equity increased significantly for the same reasons as described above, which also resulted in a relatively small decline in the Adjusted leverage ratio during the period.

We continually monitor our leverage ratios versus other financial institutions and see the current leverages ratios to be at competitive and favorable levels.

Consolidated Regulatory Requirements

The FSA established the “Guideline for Financial Conglomerate Supervision” (hereinafter referred to as the “Financial Conglomerate Guideline”) in June 2005 and set out the rule on consolidated regulatory capital. We started monitoring the consolidated capital adequacy ratio of Nomura Holdings, Inc. according to the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March 2009, we elected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings. Under Article 52-25 of the Banking Act” (hereinafter referred to as the “Bank Holding Companies Notice”) as permitted under the provision in “the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” (hereinafter referred to as the “Financial Instruments Business Operators Guidelines”) instead of the Financial Conglomerate Guideline although we continue to be monitored as a financial conglomerate governed by Financial Conglomerate Guideline. The Bank Holding Companies Notice incorporates the rules set out in “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” published with the Basel Committee on Banking Supervision (Basel II).

We provide a Tier 1 capital ratio and consolidated capital adequacy ratio (“Capital ratios”) to demonstrate that we are in compliance with Japanese Financial Service Agency (“FSA”) regulatory requirements but also for benchmarking purposes so that users of our annual report can compare our capital position against other financial groups under same Basel II framework. The FSA requires financial conglomerates to maintain their consolidated capital adequacy ratio at 8% or above. Subject to future developments in regulatory capital regulations and standards, we aim at maintaining a Tier 1 capital ratio at around 10%. Management receives and reviews these Capital ratios on a regular basis.

Under the Financial Conglomerate Guideline, financial conglomerates, defined as the holding companies of financial institutions and its group companies, must maintain the amount of consolidated capital not less than required capital. As we have started the calculation according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we comply by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%.

As of March 31, 2010, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 24.3%.

The following table presents our consolidated Capital ratios as of March 31, 2010:

	March 31
	2009	2010
	(in billions, except ratios)
Qualifying Capital
Tier 1 capital	¥1,405.1	¥2,000.0
Tier 2 capital	612.7	560.0
Tier 3 capital	297.5	306.1
Deductions	58.4	60.2
Total qualifying capital	2,257.0	2,805.9
Risk-Weighted Assets
Credit risk-weighted assets	5,422.1	4,657.9
Market risk equivalent assets	5,207.0	5,461.2
Operational risk equivalent assets	1,306.8	1,406.7
Total risk-weighted assets	11,935.9	11,525.7
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	18.9%	24.3%
Tier 1 capital ratio	11.7%	17.3%

Total qualifying capital is comprised of Tier 1, Tier 2 and Tier 3 capital. Our Tier 1 capital mainly consists of the shareholders’ equity and noncontrolling interests less goodwill, certain intangible fixed assets, and net deferred tax assets in excess of 20% of Tier 1 before deferred tax asset adjustment.

Tier 2 and Tier 3 capital consist of subordinated debt classified to Tier 2 and Tier 3 by original maturity and other conditions set out by the Bank Holding Companies Notice.

Market risk is calculated using our Value-at-Risk model as permitted under the Financial Instruments Business Operators Guidelines. Credit risk-weighted assets are calculated using the Standardized Approach which applies a fixed percentage to the fair value of the assets. Operational risk is calculated under the Basic Indicator Approach, where the average net revenues over the previous three years are multiplied by a fixed percentage.

These Capital ratios increased as Tier 1 capital increased and credit risk-weighted assets decreased. Tier 1 capital increased because of the new issuance of common shares in October 2009, net income generated for the period and the impact of conversion of certain convertible bonds during the period. Credit-risk weighted assets decreased as certain swap transactions were partially unwound through multilateral termination resulting in reduction of notional amount and gross market value.

If these ratios fall to minimum level required by the FSA, our business activities may be impacted. However, our Capital ratios are currently at well capitalized levels. We have met all capital adequacy requirements to which we are subject and have consistently operated in excess of the FSA’s capital adequacy requirements. Subject to future developments in regulatory capital regulations and standards, there has been no significant change in our capital ratios which the management believes would have material impact on our operations.

The Basel Committee has issued a series of announcements regarding a broader program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On March 12, 2009, the Basel Committee, recognizing the need to strengthen the level of capital in the banking system, announced that the regulatory minimum level of capital would be reviewed in 2010. On July 13, 2009, the Basel Committee announced its approval of a package of measures designed to strengthen its rules governing trading book capital and to enhance the three pillars of the Basel II framework. This announcement states that the Basel Committee’s trading book rules, effective at the end of 2011, will introduce higher capital requirements to capture the credit risk of complex trading activities. Such trading rules also include a stressed value-at-risk (VaR) requirement, which the Basel Committee believes will help dampen the cyclicality of the minimum regulatory capital framework. On September 7, 2009, the Group of Central Bank Governors and Heads of Supervision, the oversight body of the Basel Committee, reached agreement on certain key measures designed to strengthen regulation of the banking sector, including an increase in the quality, consistency and transparency of the Tier 1 capital base. In particular, it was agreed that the predominant form of Tier 1 capital should be common stock and retained earnings. Calibration of these new requirements is expected to be completed by the end of 2010.

In December 2009, in an effort to promote a more resilient banking sector, the Basel Committee approved for consultation a package of proposals to strengthen global capital and liquidity regulations. The proposals include raising the quality, consistency and transparency of the capital base (including, in particular, deductions of goodwill and other intangibles and net deferred tax assets from the predominant form of Tier 1 capital, and expanding the limitation on the double counting of capital to cover the wider financial system); strengthening the risk coverage of the capital framework (in addition to the higher capital requirements for trading book exposures announced in July 2009); introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. After a comprehensive impact assessment, the Committee will develop the fully calibrated set of standards by the end of 2010 to be phased in as financial conditions improve and the economic recovery is assured, with plans for implementation to commence by the end of 2012.

The Bank Holding Companies Notice may be amended to follow the new measures described above after they are officially adopted by the Basel Committee.

On December 25, 2009, the FSA issued for public comment a proposed amendment to the “Comprehensive Guidelines for Supervision of the Financial Instruments Business Operators, etc.”, which became effective on March 4, 2010. This amendment requires corporate groups of financial instruments firms engaging in 59 international operations, including Nomura, to strengthen their management and compliance systems in view of the increasingly significant growth, complication and development of their international operations. These new requirements include strengthening the groups’ business management system, compliance system and risk management system, as well as public disclosure of detailed information regarding their capital adequacy ratios, in accordance with the Basel II framework. For more information about such amendments, see “Regulations—Regulation of Financial Instruments Firms” under Item 4.B.

Note to the Consolidated Financial Statements, page F-12

3. Fair value of financial instruments, page F-27

3.	We note that you recorded approximately $1.8 billion in losses to level 3 net derivative contracts. Please describe for us in detail the changes in circumstances and assumptions that led to recording these losses in the current period, any significant changes in assumption or valuation methodology from the previous period, and the performance of these assets subsequent to year end:

Response:

We would respectfully advise the SEC Staff that the losses of ¥170 billion (US$ 1.8 billion) should not be considered in isolation as the risks in these positions are managed and hedged on a portfolio basis. In particular, we risk manage the observable inputs with other derivatives and cash instruments classified as Level 2 in the fair value hierarchy. The losses recognized for Level 3 derivatives will therefore be largely offset by gains recognized for other financial instruments classified elsewhere in the fair value hierarchy.

As shown on page F-37 of our Form 20-F, the losses of ¥ 170 billion for Level 3 net derivatives primarily comprises losses of ¥ 112 billion arising from credit derivative contracts and ¥ 61 billion arising from interest rate contracts.

Losses on credit derivative contracts

Credit derivative contracts classified as Level 3 in the fair value hierarchy include long-dated or exotic credit derivatives such as single-name credit default swaps and other credit-risk related portfolio products such as basket trades linked to a portfolio of reference assets.

The loss arising from credit derivative contracts is primarily due to adverse changes in observable Level 2 inputs such as credit spreads, which are used in the valuation of these instruments. These derivatives are classified as Level 3 in the fair value hierarchy as our estimate of fair value includes unobservable inputs such as the correlation between reference assets which continue to be significant to the overall fair value measurement of these instruments. The entity-specific assumptions we use to determine unobservable inputs did not change during the period or as compared to the previous period.

The overall valuation methodology we use to estimate fair value of these instruments also did not change during the period or as compared to the previous period.

Losses on interest rate derivative contracts

Interest rate derivative contracts classified as Level 3 in the fair value hierarchy include exotic instruments such as those which include a combination of interest rate and foreign exchange risks or interest rate and equity risks.

The loss arising from interest rate contracts is also primarily due to adverse changes in observable Level 2 inputs such as yield curves and foreign exchange rates. These derivatives are classified as Level 3 as our estimate of fair value includes unobservable inputs such as certain correlations and volatilities which continue to be significant to the overall fair value measurement of these instruments. The entity-specific assumptions we use to determine unobservable inputs did not change during the period or as compared to the previous period.

The overall valuation methodology we use to estimate fair value of these instruments also did not change during the period or as compared to the previous period.

During the quarter ended June 30, 2010, we have recognized gains of ¥ 18 billion for Level 3 net derivative contracts comprising gains of ¥ 18 billion arising from interest rate contracts, gains of ¥ 2 billion from credit derivative contracts and losses of ¥ 2 billion from other derivative contracts. The reasons for these net gains are similar to the above and again would be largely offset by losses recognized for other financial instruments classified elsewhere in the fair value hierarchy.

5. Private equity business, page F-57

4.	Please tell us whether you have provided any guarantees to these investments, or if you have provided voluntary financial assistance or expect to provide any additional financial support to these investments on a voluntary basis:

Response:

We have not provided any guarantees to the investees of our private equity business during the last three fiscal years ended March 31, 2010. Furthermore, we have not provided any voluntary financial assistance during the last three fiscal years ended March 31, 2010, and we do not currently expect to provide any additional financial support to these investees on a voluntary basis.

However, we have increased our ordinary share investments in certain investees during the last three fiscal years ended March 31, 2010. These additional private equity investments, which were made for capital appreciation and current income purposes based on our expectations around future performance of the relevant investees, include ¥ 4 billion in July 2007 and ¥ 50 billion in December 2008 to investees involved in hotel and restaurant management.

*    *    *    *    *

Nomura acknowledges that:

•	Nomura is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Nomura may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-3274-4496.

Very truly yours,

/s/ Masafumi Nakada
Masafumi Nakada
Executive Managing Director and Chief Financial Officer

cc:	Eric McPhee

(Division of Corporation Finance,

Securities and Exchange Commission)

Izumi Akai

Yoichiro Taniguchi

(Sullivan & Cromwell LLP)

Koichi Hanabusa

Gary Schweitzer

(Ernst & Young ShinNihon LLC)